Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	THURSDAY, AUGUST 15 2013

Performance Statistics

On-Time Experience

American	Wed	MTD	Target
D-0	44.2	53.6	57.5
A+14 DOT	64.9	75.6	74.7

Eagle
D-0	51.6	53.8	71.0
A+14 DOT	66.7	66.4	80.6

Every Bag Counts

American	Wed	MTD*	DOT Standard
	5.12	2.97	2.85

*	DOT claims per 1,000 customers

Announcements

Judge Continues Consideration of American’s Plan of Reorganization

Today, American presented its Plan of Reorganization to the U.S. Bankruptcy Court, and Judge Sean Lane said he will take the matter under advisement. Judge Lane said he wants more information on the impact of the DOJ lawsuit on confirmation of the Plan before he issues a ruling on confirmation. While we await the Court’s decision on our Plan of Reorganization, we’ll continue to proceed with the legal process to address the DOJ complaint and continue planning for our proposed merger with US Airways. We are confident in the progress we have made in restructuring, thanks to the hard work of our people.

» American Continues to Expand Brazilian Presence with New Codeshare, Routes

Starting today, customers can purchase tickets on TAM Airlines codeshare flights for travel beginning Aug. 22. The new partnership with the Sao Paulo-based carrier further demonstrates our commitment to providing expanded options through a growing network footprint in Latin America. Through the agreement, which we announced in December when we filed for government approval, the two airlines will codeshare on each other’s flights between the United States and Brazil. American customers will also have access to TAM flights from Rio de Janeiro and Sao Paulo to eight additional destinations throughout Brazil, including Fortaleza, Natal and Vitoria. TAM customers will also have access to American flights from Miami, New York and Orlando to nearly 30 U.S. cities, including Atlanta, Los Angeles and Washington, D.C. Read more about today’s news, and how this agreement complements American’s new upcoming service in Brazil, in the news release in American’s Newsroom.

» Benefits and LOA/FMLA Leave Center Pages to Be Removed from Classic Jetnet Tomorrow

Tomorrow, Aug. 16, the Benefits page and LOA/FMLA-related content in classic Jetnet for U.S.-based American Airlines employees will no longer be accessible. The Benefits & Planning page on new Jetnet links you to all of your benefit resources. Access to American Eagle benefits information remains unchanged. Leave of Absence (LOA) and Family Medical Leave Act (FMLA) pages can be found on the Time & Money page on new Jetnet. Remember the date of Aug. 16 – the classic Jetnet Benefits and LOA/FMLA pages will no longer be accessible.

» All Eyes Are on Charlotte, N.C., in the Aug. 15 American Way

Explore the thriving metropolis of Charlotte, N.C., a destination that combines a big-city vibe with small-town touches all in one. The “Queen City” has something for everyone. Also, Revolutionizing Prosthetics, reflecting on Dr. Martin Luther King Jr.’s “I Have a Dream” speech, introducing “the next Kings of Leon” and enjoying a weekend in Grenada. In Final Approach, columnist Gus Garcia-Roberts educates readers on how members of the Havasupai tribe who live at the bottom of the Grand Canyon get their mail. Read the edition online.

AMR in the News

From Palm Beach Post

PBI’s First Nonstop Flights to Los Angeles Begin Nov. 21 on American

Palm Beach County residents traveling to Los Angeles will no longer have to drive south for a nonstop flight. American will start nonstop trips from Palm Beach International Airport to Los Angeles International Airport on Nov. 21. The daily, year-round flights are the first direct routes into Los Angeles from PBI, airport officials said. American also will add a new nonstop flight from PBI to New York LaGuardia. The seasonal flight will operate through March 31.

oneworld News

From Reuters

IAG Places Order For Up To 220 Airbus A320s

International Airlines Group, parent of oneworld partners British Airways and Iberia, placed firm orders and options for up to 220 Airbus A320s, with 120 for its Barcelona-based subsidiary, Vueling. IAG said the new aircraft would help Vueling to replace some of its existing A320s and expand its business. The planes are to be delivered to Vueling between 2015 and 2020, subject to approval from IAG’s shareholders. The airline group, Europe’s third-biggest airline by market value, said the Vueling agreement includes 58 options and 62 firm orders for engines for 30 A320ceo and 32 A320neo. The company also has 100 A320neo options that could be used for any of its airlines.

Industry News

From Puget Sound Business Journal

United Will Offer 787 Dreamliner on Seattle-Tokyo Flights

After Nov. 5, travelers will be able to choose between two Boeing 787 Dreamliners operating from Seattle. Except they’ll both be flying to Tokyo. United will convert its existing Boeing 777-operated daily Seattle-Tokyo service to a 787-8 on Nov. 5. The flights will still use Tokyo Narita. All Nippon Airways plans to do essentially the same thing Sept. 20, when it will start replacing the 777s it’s now using on the Seattle-Tokyo route with 787s. For United, the Seattle flight will be the third Dreamliner operating out of the West Coast, and the second flying from the West Coast to Narita. United also operates daily 787 flights from Los Angeles to Narita and to Shanghai. The 787-8 flying out of Seattle will be substantially smaller than the 777-200 United now flies on the route, offering 219 seats instead of 269.

Crude Oil and Jet Fuel

Closing Fuel Prices for Wednesday, Aug. 14

Crude oil was $106.85 a barrel, up $0.02 from the previous day.

Jet fuel price was $125.27 a barrel, up $0.08.

It’s a Fact

With the additional routes from Miami to both Curitiba and Porto Alegre, American will serve nine destinations in Brazil.

JETWIRE is published by Communications, Editor - Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the lawsuit filed by the Antitrust Division of the U.S. Department of Justice and certain states seeking to enjoin the planned merger of AMR and US Airways on antitrust grounds and the intention of AMR and US Airways to contest such lawsuit vigorously; the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.